Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

Megan N. Gates	617 542 6000
617 542 2241 fax
Direct dial 617 348 4443
mgates@mintz.com

May 10, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W., Mail Stop 3-9

Washington, D.C. 20549

Attention: Zafar Hasan, Esq.

Re:	V.I. Technologies, Inc.

Registration Statement on Form S-3 filed April 4, 2005

File No. 333-123781

Registration Statement on Form S-3 filed April 11, 2005

File No. 333-123997

Ladies and Gentlemen:

On behalf of V.I. Technologies, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (Reg. No. 333-123781) referenced above (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments contained in the letter dated April 19, 2005 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John Barr, the Company’s President. We understand that the Staff will not be conducting a full review of the Registration Statement on Form S-3 (Reg. No. 333-123997) filed on April 11, 2005, but will be monitoring the filing for resolution of the comments noted in the Staff’s April 19, 2005 letter. The comments and responses set forth below are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. The Company has responded to the first of the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Selling Shareholder Table

Comment 1 (Paraphrased): We note that certain broker dealers listed as selling shareholders in the Selling Securityholder Table may have obtained the shares other than as compensation for services. In that event, such selling shareholders are deemed underwriters under the Securities Act of 1933. In that case, please revise your registration statement to include those parties as an underwriter in the section titled “Plan of Distribution” and in such other places that would be appropriate. Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, they should be identified as such and your disclosure should be revised to include the following representations: (i) the Selling Shareholder purchased in the ordinary course of business and (ii) at the

Securities and Exchange Commission

May 10, 2005

time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities. In addition, for each entity that is listed as a selling shareholder, please identify the natural person(s) with dispositive, voting or investment control of the entity and the shares to be sold.

Response 1: In response to this comment, the Company supplementally informs the Commission that of the selling stockholders, SG Cowen Securities Corporation and Legg Mason Wood Walker, Incorporated are broker-dealers that received warrants as underwriting compensation. The Company has revised the disclosure on page 19 of Amendment No. 1 accordingly. The Company further supplementally informs the Commission that none of the other selling stockholders are broker-dealers or affiliates of broker-dealers.

The Company has also revised the disclosure on pages 21 and 22 in response to the Staff’s comment with regards to the natural person(s) with dispositive, voting or investment control of the entity and the shares to be sold.

Comment 2: With respect to the Section 5 issues, we note that in March of this year, the Company filed a Form S-2 at the same time that it was undertaking the original issuance via private placement that is now the subject of the resale registration statement. Please provide us with an analysis explaining why the two offerings should not be integrated under the relevant precedent.

Response 2: We believe that, for the reasons described below, the transactions contemplated by the shareholder rights offering that was registered on the Company’s Form S-2 filed on March 9, 2005 (the “Rights Offering”) should not be integrated with the private placement transaction that is the subject of the Registration Statement (the “Private Placement”), under the SEC’s integration doctrine and relevant precedent.

Background

The Company initially entered into discussions with its financial advisor with respect to the Private Placement in July 2004, following the signing of an Agreement and Plan of Merger dated as of June 2, 2004 with privately-held Panacos Pharmceuticals, Inc. (“Panacos”), under which the Company was to acquire Panacos. The Company engaged in negotiations with the primary proposed investor in the Private Placement, Great Point Partners LLC, concerning the terms of the financing, over a period of several months, from August 2004 until December 10, 2004. Definitive agreements with respect to the Private Placement were entered into on December 10, 2004. The closing of the Private Placement was conditioned upon, among other things, the closing by the Company of its pending merger with Panacos, and upon the receipt of stockholder approval to the issuance of units consisting of shares and warrants in the Private Placement in accordance with the rules of the Nasdaq Stock Market, Inc. Entry into definitive agreements with respect to a financing was also a condition to the closing of the Panacos merger.

Under the terms of the Private Placement, the Company agreed to issue units consisting of an aggregate of 100,000,000 shares of its common stock at $0.20 per share, and detachable warrants to purchase up to 45,000,000 shares of common stock exercisable over five years from the date of issuance at $0.24 per share.

On December 10, 2004, the Company announced its intention to conduct a shareholder rights offering, in which all of the holders of its common stock as of a particular record date would have the right to purchase shares of common stock at the same price per share as had been set in the Private Placement, but without the right also to receive warrants. Under the terms of the Rights Offering, the offering period lasted from March 28, 2005 through April 29, 2005. The record date for the Rights Offering was set for March 9, 2005, thereby ensuring that only those who were stockholders of the Company prior to the consummation of the merger with Panacos and the Private Placement would participate.

Securities and Exchange Commission

May 10, 2005

On December 17, 2004, the Company filed a Registration Statement on Form S-4 in order to register the shares of its common stock that were issuable in the Panacos acquisition. As part of that Form S-4, the Company filed a proxy statement-prospectus which included the votes necessary to approve the issuance of the shares and warrants in the Private Placement. The stockholder vote to approve that issuance was held on March 10, 2005, and the closing of the Private Placement and the merger with Panacos took place the following day.

Analysis

Under the five-factor integration test set forth in SEC Release No. 33-4552, the following five factors must be evaluated to determine whether two offerings should be integrated with each other:

•	whether the different offerings are part of a single plan of financing;

•	whether the offerings involve issuance of the same class of security;

•	whether the offerings are made at or about the same time;

•	whether the same type of consideration is to be received; and

•	whether the offerings are made for the same general purpose.

We believe that the Rights Offering and the Private Placement should not be integrated, because they do not meet the five-factor test set forth above.

Plan of Financing

The Company was required, as a condition to the consummation of its merger with Panacos, to enter into definitive agreements with respect to a financing of at least $20 million, in order to finance the operations of the merged company. The entry into agreements with respect to the Private Placement satisfied this necessary condition. By contrast, the Rights Offering was undertaken voluntarily by the Company as a means of allowing the Company’s shareholders to purchase shares from the Company at the same price as that which had been agreed upon in the Private Placement. In addition, the purchasers in the Private Placement, who were all accredited investors and who included large private investment funds, were distinct from the recipients of the rights to purchase shares in the Rights Offering. All holders of the Company’s common stock as of a particular record date were eligible to participate in the Rights Offering, regardless of accredited or non-accredited status. Further, while Ampersand Ventures, Inc., the Company’s largest stockholder, did participate in the Private Placement, they were expressly prohibited by the agreements governing the Private Placement from participating in the Rights Offering. In addition, as noted above, the record date for the Rights Offering was set for March 9, 2005, thereby ensuring that only those who were stockholders of the Company prior to the consummation of the merger with Panacos and the Private Placement would participate in the Rights Offering.

Accordingly, we do not believe that the Rights Offering and the Private Placement constituted part of the same plan of financing.

Class of Security

The security issued in the Private Placement was a unit consisting of one share of common stock and 0.45 warrants to purchase a share of common stock, while the security issued in the Rights Offering consists solely of common stock. Accordingly, the security issued in the Rights Offering does not constitute the same security as that issued in the Private Placement.

Securities and Exchange Commission

May 10, 2005

Timing of Transactions

As outlined above, the Rights Offering and the Private Placement were separated in time by several months. Discussions with respect to the Private Placement began in August 2004, and definitive agreements with respect to the Private Placement were signed on December 10, 2004. The closing of the Private Placement did not occur until March 11, 2005, largely due to the need to schedule and hold a meeting of the Company’s stockholders to approve the transaction; however, the investment decisions of the investors with respect to the Private Placement were made on December 10, 2004. By contrast, the Rights Offering did not commence until March 28, 2005, and concluded on April 29, 2005. Accordingly, we do not believe that the two transactions should be characterized as having occurred “at or about the same time.”

Purpose of Transactions

The primary purpose of the Rights Offering was not to raise financing, but rather to ensure that existing shareholders were able to participate in the same discount to market price that was made available to purchasers in the Private Placement. By contrast, the express purpose of the Private Placement was to raise financing in an amount that would allow the Company to consummate its merger with Panacos and to allow the combined company to have sufficient funds to operate its business following the completion of the merger. Accordingly, we do not believe that the two transactions have a common purpose.

Type of Consideration

The Company did receive cash in exchange for the units it issued in connection with the Private Placement transaction, and it also received cash from stockholders that chose to exercise their rights to purchase shares of common stock in the Rights Offering. However, this is the only one of the five factors that the Private Placement and the Rights Offering have in common, and we do not believe that should be sufficient to cause the integration of the two transactions.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding Amendment No. 1 or the foregoing, kindly contact the undersigned at (617) 348-4443, or William T. Whelan of this firm at (617) 348-1869. Thank you for your time and attention.

Very truly yours,

/s/ Megan N. Gates

Megan N. Gates

Enclosures

cc:	Jeffrey P. Riedler, Esq.

  Securities and Exchange Commission

Dr. Samuel K. Ackerman

Mr. John R. Barr

  V.I. Technologies, Inc.

William T. Whelan, Esq.

  Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.